November 18, 2009

By EDGAR Transmission and by Hand Delivery

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Information Security Technology, Inc.
Amendment Nos. 2 and 3 to Registration Statement on Form S-3
Filed November 2, 2009 and November 6, 2009
File No. 333-159375

Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
File No. 001-34076

Dear Mr. Shuman:

On behalf of China Information Security Technology, Inc. ("CIST," "we," or "our"), we hereby submit the enclosed Amendment No. 4 (the "S-3/A") to our Registration Statement on Form S-3 (the "Registration Statement"), in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on November 13, 2009, with respect to the Registration Statement.

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis.

Mark P. Shuman
Division of Corporation Finance

November 18, 2009

Form S-3

Cover Page

1.

It appears that you have not provided any disclosure responsive to Item 501(a)(3) of Regulation S-K regarding the offering price of the securities. We note your disclosure in the Plan of Distribution section that the selling shareholder may sell at a fixed price, market prices, prices related to prevailing market prices, or at negotiated prices. Please include this disclosure on the cover page or your core prospectus.

Response: The cover page of the Registration Statement and prospectus have been revised in accordance with your comment.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Revenue Recognition page 39

2.

In your response to prior comment 18 you indicate that hardware or software training is not considered post-contract customer support ("PCS"). In your critical accounting estimate disclosure you disclose that PCS includes training and telephone technical support. Please confirm that in future filings you will exclude reference to training as PCS in your disclosure. In addition, please disclose your accounting policy for hardware and software training.

Response: We confirm that future filings will exclude reference to training as PCS in our disclosures. In addition, our revenue recognition policy will be revised as follows, to include disclosure of our policy for hardware and software training:

"Software revenues are generated from fixed-price contracts which include the development of software products, services to customize such software to meet customers' needs, and training services. Total contract prices typically do not vary as a result of the inclusion or exclusion of training services. Generally, when the customization services are determined to be essential to the functionality of the delivered software, revenue is recognized using the percentage of completion method of accounting. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. Because training services are typically provided over the same period as software customization services, the entire arrangement fee is essentially recognized as the training services are performed in accordance with ASC 605.25 The Company provides post contract support (PCS), which includes telephone technical support, that are not essential to the functionality of the software. Although vendor-specific objective evidence does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades/ enhancements offered are minimal and infrequent; the Company recognizes PCS revenue together with the initial fee after delivery and customer acceptance of the software products."

* * * * *

Mark P. Shuman
Division of Corporation Finance

November 18, 2009

If you would like to discuss our response, the Amendment or any other matters regarding CIST, please contact Dawn M. Bernd-Schulz, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8345.

Sincerely,

CHINA INFORMATION SECURITY TECHNOLOGY, INC.

By: /s/Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer